[CRESCENT FINANCIAL BANCSHARES, INC. LETTERHEAD]

February 5, 2013

Jessica Livingston

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Crescent Financial Bancshares, Inc.

Registration Statement on Form S-4

File No. 333-185118

Dear Ms. Livingston:

In accordance with Rule 461, I am writing this letter on behalf of Crescent Financial Bancshares, Inc. (the “Company”) to request that the Securities and Exchange Commission declare the above-captioned registration statement effective at 5:00 p.m. on February 8, 2013, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	it is aware of its obligations under the Securities Act of 1933;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (919) 659-9014. Thank you for your time and attention.

Very truly yours,

Crescent Financial Bancshares, Inc.

By:	/s/ David B. Therit
David B. Therit
Senior Vice President
Principal Accounting Officer

cc:	Betty O. Temple, Esq.,

Womble Carlyle Sandridge & Rice, LLP